March 22, 2011

VIA EDGAR AND FACSIMILE (703) 813-6980

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Yolanda Guobadia, Division of Corporation Finance

Re:	Harry & David Holdings, Inc.
Form 10-K for Fiscal Year Ended June 26, 2010
Filed September 16, 2010
File No. 333-127173

Ladies and Gentlemen:

This letter responds to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from William H. Thompson dated March 8, 2010 relating to our Form 10-K for the fiscal year ended June 26, 2010 (the “Form 10-K”) filed by Harry & David Holdings, Inc. (the “Company”). We have included our responses to the Staff’s comments with each paragraph numbered to correspond to the numbered comments set forth in the Staff’s letter. For your convenience, the Staff’s comments have been reproduced in bold below, together with the responses.

Form 10-K for Fiscal Year Ended June 26, 2010

Item 9A. Controls and Procedures, page 33

1.	We note your disclosure that management, in designing and evaluating disclosure controls and procedures, recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the inability to identify unlikely future events, and the inability to eliminate misconduct completely. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. If so, please revise the conclusion of your management, including your chief executive and financial officers, to state, if true, that your disclosure controls and procedures are effective at the reasonable assurance level. Refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Company Response:

The Company intends to make the following changes in future filings, and has marked the changes against the Company’s latest Item 9. “Controls and Procedures” to its Form 10-K for the year ended June 26, 2010. The following two paragraphs will be removed from future 10-K filings:

As originally disclosed which will be deleted:

We are committed to maintaining disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the inability to identify unlikely future events, and the inability to eliminate misconduct completely.

We have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation examined those disclosure controls and procedures as of June 26, 2010, the end of the period covered by this Form 10-K. Based upon the evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that, as of June 26, 2010, our disclosure controls and procedures were effective to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

Future disclosure:

The Company maintains “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of senior management, including the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). Based upon this evaluation, the chief executive officer and the chief financial officer concluded that the Company’s disclosure controls and procedures were effective.

Note 9 – Benefit Programs, page F-20

2.	Please tell us your consideration of providing a reconciliation of the beginning and ending balances of plan assets measured using significant unobservable inputs. In addition, please disclose the accumulated benefit obligation for each year presented. Please refer to ASC 715-20-50-5.

Company Response:

The Company did not include a reconciliation of the beginning and ending balances of Level 3 Assets based on the lack of materiality (Level 3 Assets totaled $472 thousand at June 26, 2010 which was 2% of total plan assets and 0.2% of total assets of the Company on that date) and the lack of significant changes in Level 3 Assets during the fiscal year ended June 26, 2010. However, we will disclose the beginning and ending balances and a reconciliation of the Level 3 Assets in our future filings.

The Company’s accumulated benefit obligation is equal to the Company’s projected benefit obligations as the plans are frozen. The Company currently discloses the projected benefit obligations for each year presented. In future filings, the Company will clarify that the amount of accumulated benefit obligations is the same as the amount of projected benefit obligations.

3.	Please tell us how you calculate the market related value of plan assets as that term is defined in ASC 715-30-20. Also, since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with ASC 235-10-50-3.

Company Response:

For purposes of measuring the expected return on plan assets, which is a component of net periodic pension costs, the Company used the market-related value of plan assets, which is equal to the fair value of plan assets for the Harry and David Employees’ Pension Plan. The calculated market-related value (“CMRV”) approach, as this term is defined in ASC 715-30-20, was not used. The Company will clarify its method of calculation of this item in its future filings.

Exhibit 31.1 and 31.2

4.	Please revise the certifications to conform exactly to the certification in Item 601(b)(31) of Regulation S-K. Specifically, replace “this Annual Report” in paragraph 2 and 3 with “this report.” Also, at the end of paragraph 3, replace “period” with “periods.”

Company Response

In response to your comment, the Company intends to make the following changes for both Exhibits 31.1 and 31.2 in future filings, and has marked the changes against the Company’s latest Exhibit 31.1 and 31.2 to its Form 10-K for the year ended June 26, 2010 as follows:

CERTIFICATIONS

I, [Name of CEO], certify that:

1.	I have reviewed this Annual Report on Form 10-K of Harry & David Holdings, Inc. for the period ending [ ];

2.	Based on my knowledge, this ~~Annual Report~~ report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this ~~Annual Report~~ report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the ~~period~~ periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: [                        ]

5.	Please either file or incorporate by reference a list of your subsidiaries pursuant to Item 601(b)(21) of Regulation S-K.

Company Response:

In response to your comment, the Company in Part III, Item 15. Exhibits, Financial Statement Schedules of it’s Form 10-K, made reference to the Exhibit 21.1 filed with its previous Annual Report on Form 10-K as the list of the Company’s subsidiaries as of the date of filing of the Form 10-K had not changed from the list previously filed. However, to avoid confusion, the Company will include in future filings where Exhibit 21.1 is required a list of its subsidiaries as of the date of such filing.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please feel free to contact me directly at (541) 864-2164.

Sincerely,

/s/ Edward Dunlap
Edward F. Dunlap
Chief Financial Officer